October 7, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SciClone Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 000-19825

Dear Mr. Rosenberg:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated September 25, 2013, to SciClone Pharmaceuticals, Inc. (referred to herein as the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). This letter sets forth each comment of the Staff in the comment letter (in italics, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Financial Statements

Note 13 – Income Taxes, page 90

1.	Please refer to your response to comment two. In light of the fact that your foreign subsidiary has paid significant dividends to the parent company in each of the last three years it is unclear how you have determined that all of the undistributed earnings of foreign subsidiaries are considered permanently reinvested. Please tell us and provide proposed disclosure detailing what sufficient evidence you have to support your assertion per ASC 740-30-25-17.

Company Response:

The Company respectfully advises the Staff that, as of December 31, 2012, the Company intended to reinvest all remaining undistributed earnings of its foreign subsidiaries, totaling approximately $45.0 million, outside the United States indefinitely. The Company relied on its cash forecasts and definitive and potential investment plans to support this conclusion.

As of December 31, 2012, the Company’s foreign subsidiaries had approximately $20 million of cash and cash equivalents, net of a $37 million intercompany payable to the U.S. parent. The Company could cause its foreign subsidiary to repay the $37 million loan, and such repayment would not generate U.S. taxable income. The fact that this net offshore cash balance is significantly less than the undistributed earnings provides evidence of foreign reinvestment of those earnings in long-term assets outside of the United States, including the investment made in the acquisition of NovaMed in 2011. The planned uses for the remaining foreign cash include continued foreign business or assets acquisitions, and foreign product acquisitions or licensing. In addition, the Company has put strategies in place designed to continue to expand and strengthen its sales and marketing infrastructure in China, with the goal of meeting the growing demand for pharmaceutical products in the China market. This strategy is disclosed in our Quarterly Report on Form 10-Q for the period ended June 30, 2013: “We continue to seek in-

SciClone Pharmaceuticals, Inc.

950 Tower Lane, Suite 900  • Foster City, CA 94404-2125  • Tel: (650) 358-3456  • Fax: (650) 358-3469

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

October 7, 2013

licensing arrangements for approved or late-stage branded, well-differentiated products which if not yet approved, have a clear regulatory approval pathway in China based on existing regulatory approval outside of China. Our objective is to in-license products that provide us with higher margins, augmenting our product sales revenue and profitability, and we continue to explore opportunities to optimize our promotion services revenues. In May 2013, we entered into a binding term sheet with Zensun (Shanghai) Science & Technology Co., Ltd. (“Zensun”) for the exclusive promotion, marketing, distribution and sale of Neucardin™ in China, Hong Kong and Macau. Neucardin is a novel, first-in-class therapeutic for the treatment of patients with intermediate to advanced heart failure, for which a New Drug Application was submitted to and accepted for review by the China Food and Drug Administration (“CFDA”) in 2012.” The Company expects to continue to pursue additional investment opportunities to enhance its foreign business operations and product portfolio.

With over 95% of the Company’s global workforce located outside the United States and over 95% of the Company’s total net revenues generated from operations outside the United States, the Company regularly performs evaluation of forecasted earnings by country, planned investments by and across countries as well as other cash needs. A component of this forecasting process includes an ongoing evaluation of ASC 740-30-25-17 assertions, which are based on current earnings and planned future operations of each country/subsidiary as well as planned remittance and remittance made in prior years, to determine whether there have been any changes in circumstances by country/subsidiary where amounts are indefinitely reinvested.

The primary use of cash for the Company’s U.S. operations is to fund its limited working capital requirements. As of December 31, 2012, $27.8 million of cash and cash equivalents was held in the United States. In addition, the Company had an intercompany receivable with a foreign subsidiary of approximately $37 million as of December 31, 2012. The Company expects that the existing cash balance together with amounts available under the intercompany receivable arrangement will provide adequate cash to meet the Company’s anticipated U.S. funding needs. Further, the remittances of earnings in the prior three years did not exceed annual current earnings of the foreign subsidiaries (excluding any non-cash charges) in any of those years. The Company respectfully submits to the Staff that the Company’s plan to postpone remittances indefinitely combined with the definitive foreign reinvestment programs, planned foreign investments, and its forecast of sufficient cash to fully fund its U.S. operations provide sufficient evidence to support its position that the remittance of undistributed foreign earnings will be postponed indefinitely pursuant to ASC 740-30-25-17.

The Company respectfully submits that the proposed disclosure provided in response to earlier comments be changed as follows:

“As of December 31, 2012, the Company determined that its remaining $45.0 million accumulated undistributed earnings of foreign subsidiaries continued to be indefinitely reinvested outside the United States. In making this determination, the following attributes were considered: (i) the expected future needs of the foreign subsidiaries, including working capital, debt service, capital expenditures, as well as additional investments to support the infrastructure in its China subsidiaries, (ii) additional investments to support the Company’s expansion in the China market as well as the planned business acquisition and/or product licensing transactions, and (iii) there is no foreseeable need to repatriate any additional undistributed earnings to fund its limited U.S. operations. Should circumstances change and it becomes apparent that some or all of the undistributed earnings will be remitted, the Company will accrue for income taxes not previously

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

October 7, 2013

recognized. Upon distribution of those earnings, the Company may be subject to U.S. federal and state income taxes. Determination of such additional tax is not practicable as it is dependent on several future uncertainties, including the amount of U.S. tax losses, available net operating losses and, potentially, foreign tax credits available at the time of the repatriation.”

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (650) 358-3434 or Howard Clowes of DLA Piper LLP (US) at (415) 836-2510.

Sincerely,

SciClone Pharmaceuticals, Inc.

/s/ Wilson W. Cheung
Wilson W. Cheung
Senior Vice President, Finance and Chief Financial Officer

cc:	Howard Clowes (via e-mail: howard.clowes@dlapiper.com)